UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: February 16, 2005

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated February 16, 2005.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2005	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY REPORTS RECORD
FOURTH QUARTER AND ANNUAL EARNINGS

Highlights

     Highest ever fourth quarter net income of $224.6 million, or $2.50 per share (after deducting specific items which reduced net income by $51.3 million) (1)
     Highest ever annual net income of $757.4 million, or $8.63 per share (after including specific items which increased net income by $76.4 million) (1)
     Record high annual and quarterly cash flow from vessel operations of $979.4 million for 2004 and $329.3 million in the fourth quarter
     Repurchased 3 million shares at an average cost of $42.95 per share
     Announced filing of registration statement for initial public offering of Teekay LNG Partners L.P.

Nassau, The Bahamas, February 16, 2005 — Teekay Shipping Corporation today reported net income of $224.6 million, or $2.50 per share, for the quarter ended December 31, 2004, compared to net income of $6.6 million, or $0.08 per share, for the quarter ended December 31, 2003. The results for the quarters ended December 31, 2004 and 2003 included a number of specific items that had the net effect of reducing net income by $51.3 million and $72.1 million, respectively, as detailed in Appendix B to this release. Net voyage revenues(2) for the fourth quarter of 2004 were $556.2 million, compared to $340.6 million for the same period in 2003, and income from vessel operations increased to $295.8 million from $43.8 million.

The results for the current quarter primarily reflect the increase in spot tanker charter rates, which averaged $58,592 per day in the fourth quarter of 2004 for Teekay’s spot Aframax fleet, compared to $25,475 per day in the same period last year. In addition, the most recent quarter’s results reflect the continued growth of the Company’s fixed-rate segments, both through the delivery of newbuildings for service under long-term contracts and the acquisition of Naviera F. Tapias S.A. (renamed Teekay Shipping Spain S.L.) on April 30, 2004, partially offset by the sale of certain older spot vessels over the past 12 months.

Net income for the year ended December 31, 2004 was $757.4 million, or $8.63 per share, compared to $177.4 million, or $2.18 per share, for the same period last year. The results for the years ended December 31, 2004 and 2003 included a number of specific items that had the net effect of increasing net income by $76.4 million in 2004 and reducing net income by $118.3 million in 2003, as detailed in Appendix B to this release. Net voyage revenues(2) for the year ended December 31, 2004 were $1.8 billion compared to $1.2 billion in the same period last year, while income from vessel operations increased to $821.2 million from $293.0 million.

(1)     See Appendix B to this release for information about specific items affecting net income.

(2)     Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. See the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Operating Results

The following table highlights certain financial information for Teekay’s three main segments: the spot tanker segment, the fixed-rate tanker segment and the fixed-rate liquefied natural gas (LNG) segment (see the “Teekay Fleet” section of this release for further details):

------------------------------ ---------------------------------------------------- ----------------------------------------
                                            Three Months Ended                      Three Months Ended
                                             December 31, 2004                       December 31, 2003
                                                (unaudited)                             (unaudited)

                                 Spot     Fixed-Rate    Fixed-Rate                           Fixed-Rate
 (in thousands of               Tanker      Tanker         LNG                  Spot Tanker    Tanker
  U.S. dollars)                Segment      Segment      Segment       Total      Segment     Segment      Total
--------------------------- ------------ ------------ ------------ ----------- ------------ ----------- ------------

Net voyage revenues            366,786      171,419      18,011      556,216      192,922     147,677      340,599

Vessel operating expenses       22,731       32,117       2,765       57,613       30,440      26,799       57,239
Time-charter hire expense       71,851       49,192           -      121,043       54,493      47,781      102,274
Depreciation & amortization     19,795       33,114       5,327       58,236       24,703      27,744       52,447

Cash flow from vessel
operations*                    240,512       75,492      13,305      329,309       89,690      60,620      150,310
--------------------------- ------------ ------------ ------------ ----------- ------------ ----------- ------------

* Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-downs/(gain) loss on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. See the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Spot Tanker Segment

Cash flow from vessel operations from the Company’s spot tanker segment increased to $240.5 million in the fourth quarter of 2004 from $89.7 million in the fourth quarter of 2003, primarily due to the significant increase in spot tanker charter rates, as well as the delivery of newbuildings and the chartering-in by the Company of additional vessels, partially offset by the sale of a number of older vessels during the past 12 months. On a net basis, these fleet changes reduced the total number of calendar-ship days in the Company’s spot tanker segment by 389 days, from 7,521 days in the fourth quarter of 2003 to 7,132 days in the fourth quarter of 2004.

Fixed-Rate Tanker Segment

For the quarter ended December 31, 2004, cash flow from vessel operations from the Company’s fixed-rate tanker segment increased to $75.5 million from $60.6 million for the fourth quarter of 2003, primarily due to the addition of five conventional tankers on long-term charter to ConocoPhillips and the inclusion of the results of Teekay Shipping Spain’s Suezmax tankers on long-term charters.

Fixed-Rate LNG Segment

The LNG segment for the fourth quarter of 2004 consisted of Teekay Shipping Spain’s three existing LNG carriers, which generated $13.3 million of cash flow from vessel operations for the quarter. At the end of the fourth quarter, the Company took delivery of its fourth newbuilding LNG carrier, which commenced service under a 20-year charter contract. Teekay had no LNG carriers prior to its acquisition of Naviera F. Tapias S.A. in April 2004.

The following table highlights the operating performance of the Company’s spot tanker segment measured in net voyage revenues per calendar-ship-day, or time-charter equivalent (TCE).

--------------------------------------------------------------------------------------------------------------------
                                                  Three Months Ended                         Years Ended
                                       December 31,   September 30,   December 31,    December 31,    December 31,
                                          2004            2004           2003             2004           2003
--------------------------------------------------------------------------------------------------------------------
Spot Tanker Segment
    Very Large Crude Carrier Fleet
    Calendar-Ship Days                         131             210            276             887              819
    TCE per calendar-ship-day             $129,191         $75,467        $46,442         $75,681          $45,044

    Suezmax Tanker Fleet
    Calendar-Ship Days                         595             620            585           2,423            1,841
    TCE per calendar-ship-day *            $68,931         $48,746        $34,453         $55,182          $33,856

    Aframax Tanker Fleet
    Calendar-Ship Days                       4,997           5,426          5,255          20,697           21,489
    TCE per calendar-ship-day *            $58,592         $31,112        $25,475         $39,299          $24,923

    Oil/Bulk/Ore Fleet
    Calendar-Ship Days                           -               -            460             157            2,451
    TCE per calendar-ship-day                    -               -        $16,457         $20,822          $16,258

    Large/Medium-Size Product
    Tanker Fleet
    Calendar-Ship Days                         506             558            199           1,962              560
    TCE per calendar-ship-day              $31,692         $23,484        $28,879         $25,597          $30,948

    Small Product Tanker Fleet
    Calendar-Ship Days                         903             863            746           3,515            2,416
    TCE per calendar-ship-day              $15,332         $13,896        $10,929         $13,990          $11,573

--------------------------------------------------------------------------------------------------------------------

* Excluding the effect of Forward Freight Agreements which were entered into as hedges against a portion of the Company’s exposure to spot market rates

Tanker Market Overview

During the fourth quarter of 2004, tanker spot rates rose to the highest level in three decades as strong global oil demand growth and a higher level of oil supplies from long-haul sources increased the demand for tankers. In early 2005, reduced oil production by Middle East OPEC members, lower Iraqi oil exports, and unforeseen production outages in the North Sea caused tanker rates to decline, but remained at historically firm levels.

Global oil demand, an underlying driver of tanker demand, rose to 84.4 million barrels per day (mb/d) during the fourth quarter of 2004, an increase of 2.7% from the same period last year. Strong global economic growth led by China and non-OECD Asian countries helped push oil demand to record levels. For 2004 overall, the International Energy Agency (IEA) reported global oil demand growth of 2.7 mb/d, or 3.4%, from 2003. On February 10, 2005, the IEA raised its forecast for oil demand in 2005 to an average of 84.0 mb/d, an increase of 1.8% over 2004.

Global oil supply increased by 1.1 mb/d in the fourth quarter of 2004 from the prior quarter to 84.3 mb/d due in part to a 0.5 mb/d rise in long-haul Middle East OPEC oil production. Non-OPEC production rose by 0.6 mb/d as North Sea field maintenance was completed and United States production recovered from hurricane-related disruptions. At its January 30, 2005 meeting, OPEC (excluding Iraq) voted to leave its existing quota limit unchanged at 27.0 mb/d, citing a forecasted balance between oil supply and demand for the first quarter of 2005.

The size of the world tanker fleet rose to 334.0 million deadweight tonnes (mdwt) as of December 31, 2004, up 1.0% from the end of the previous quarter. Deletions aggregated 2.6 mdwt in the fourth quarter of 2004, up from 1.4 mdwt in the previous quarter, while deliveries of tanker newbuildings during the fourth quarter totaled 6.0 mdwt, down from 6.6 mdwt in the previous quarter. For 2004 overall, the world tanker fleet grew by 17 mdwt, or 5.4%, from the end of 2003, as total additions of 27.8 mdwt exceeded total deletions of 10.8 mdwt.

As at December 31, 2004, the world tanker order book rose to 89.6 mdwt, representing 26.8% of the total world tanker fleet, compared to 86.3 mdwt, or 26.1%, at the end of the previous quarter, and up from 77.6 mdwt, or 24.5%, as of December 31, 2003.

Teekay Fleet

As at December 31, 2004, Teekay’s fleet (excluding vessels managed for third parties) consisted of 154 vessels, including chartered-in vessels and newbuildings on order. During the fourth quarter, as part of its ongoing fleet renewal program, the Company sold six of its older tankers and took delivery of two newbuildings, a Suezmax tanker and an LNG carrier, both of which commenced service under 20-year fixed-rate charter contracts.

The following table summarizes the Teekay fleet as of December 31, 2004:

--------------------------------------------------------------------------------------------------------------------
                                                                      Number of Vessels (1)
                                                 -------------------------------------------------------------------
                                                     Owned   Vessels Held  Chartered-in  Newbuildings      Total
                                                    Vessels    for Sale      Vessels       on Order
--------------------------------------------------------------------------------------------------------------------
  Spot Tanker Segment:
    Very Large Crude Carriers                          -            -              1             -            1
    Suezmax Tankers                                    2           1 (4)           4             -            7
    Aframax Tankers                                   28            8             18             5           59
    Large / Medium-Size Product Tankers                -            -              5             3            8
    Small Product Tankers                              -            -             10             -           10
--------------------------------------------------------------------------------------------------------------------
    Total Spot Tanker Segment                         30            9             38             8           85
====================================================================================================================

  Fixed-Rate Tanker Segment:
    Shuttle Tankers (2)                               28            1             12             -           41
    Conventional Tankers                              12            -              -             3           15
    Floating Storage & Offtake (FSO) Units (3)         4            -              -             -            4
    LPG / Methanol Carriers                            1            -              1             -            2
--------------------------------------------------------------------------------------------------------------------
    Total Fixed-Rate Tanker Segment                   45            1             13             3           62
====================================================================================================================

  Fixed-Rate LNG Segment                               4            -              -             3            7
====================================================================================================================
  Total                                               79           10             51            14          154
====================================================================================================================

                 (1)    Does not include vessels managed on behalf of third parties
                 (2)    Includes seven shuttle tankers of which the Company's ownership interests range from 50% to 70.25%.
                 (3)    Includes one FSO unit in which the Company's ownership interest is 89%
                 (4)    During the first quarter of 2005, the Company entered into an agreement to sell a newbuilding vessel under construction

During the fourth quarter of 2004 and into the first quarter of 2005, the Company entered into agreements to sell an additional 10 vessels, consisting mainly of older Aframaxes. Expected total gross proceeds from the sale of these vessels is approximately $297.6 million. These vessels are scheduled for delivery to the buyers during the first quarter of 2005, at which time the Company expects to record a gain of approximately $103 million relating to their sale.

For a detailed listing of vessel sales and deliveries, please refer to the Company's Web site at www.teekay.com.

Liquidity and Capital Expenditures

As of December 31, 2004, the Company had total liquidity of over $1.2 billion, comprising $427.0 million in cash and cash equivalents and $831.2 million in undrawn medium-term revolving credit facilities.

As of December 31, 2004, the Company had approximately $811 million in remaining capital commitments relating to its newbuildings on order, for which the Company has arranged long-term financing. Of this total amount, approximately $363 million is due in 2005, $256 million in 2006 and $192 million due in 2007 and early 2008.

Share Repurchase

On November 24, 2004, the Company announced that its Board of Directors had authorized a share repurchase program of up to 3 million shares. During the fourth quarter, the Company repurchased 1.4 million shares, with the remaining 1.6 million shares repurchased early in the first quarter of 2005. The 3 million shares were repurchased for a total of $128.9 million, representing an average cost of $42.95 per share.

Teekay LNG Partners L.P.

On November 24, 2004, the Company announced that its wholly owned subsidiary, Teekay LNG Partners L.P., had filed a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its common units. Teekay LNG Partners L.P. was formed by Teekay as part of its strategy to expand its operations in the liquefied natural gas shipping sector. The partnership expects to offer 5,500,000 common units to the public, representing approximately 22 percent of the master limited partnership. After the offering, Teekay expects to own approximately a 78% interest in the partnership. The offering will increase to approximately 6,325,000 common units if the underwriters exercise in full their over-allotment option, reducing Teekay's ownership to approximately 75%.

About Teekay

Teekay Shipping Corporation transports more than 10% of the world's seaborne oil and has expanded into the liquefied natural gas shipping sector. With a fleet of over 150 tankers, offices in 14 countries and approximately 5,500 seagoing and shore-based employees, the Company provides a comprehensive set of marine services to the world's leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay's reputation for safety, quality and innovation has earned it a position with its customers as the premier marine midstream company.

Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

Earnings Conference Call

The Company plans to host a conference call at 11:00 a.m. EST (8:00 a.m. PST) on February 17, 2005, to discuss the Company's results and the outlook for its business activities. All shareholders and interested parties are invited to listen to the live conference call and view the Company's earnings presentation through the Company's Web site at www.teekay.com. The presentation will be available on the Web site prior to the conference call. A recording of the call will be available until March 16, 2005 via the Company's Web site or by dialing (719) 457-0820, access code 319142.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For other Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com

---------------------------------------------------------------------------------------------------------------------------------
                                                  TEEKAY SHIPPING CORPORATION
                                           SUMMARY CONSOLIDATED STATEMENTS OF INCOME
                                (in thousands of U.S. dollars, except share and per share data)
---------------------------------------------------------------------------------------------------------------------------------

                                                    Three Months Ended                        Years Ended
                                        December 31,   September 30,   December 31,    December 31,   December 31,
                                            2004            2004            2003           2004           2003
                                        (unaudited)    (unaudited)     (unaudited)

VOYAGE REVENUES                            669,553        520,612         451,048       2,219,238       1,576,095
---------------------------------- --------------- --------------- --------------- --------------- ---------------

OPERATING EXPENSES
Voyage expenses                            113,337        106,466         110,449         432,395         394,656
Vessel operating expenses                   57,613         58,199          57,239         218,489         210,696
Time-charter hire expense                  121,043        120,898         102,274         457,180         304,623
Depreciation and amortization               58,236         64,802          52,447         237,498         191,237
General and administrative                  48,251         29,050          26,362         130,742          85,147
Vessel write-downs/(gain) loss on
    sale of vessels                        (24,689)       (53,512)         54,048         (79,254)         90,389
Restructuring charge                             -              -           4,414           1,002           6,383
---------------------------------- --------------- --------------- --------------- --------------- ---------------
                                           373,791        325,903         407,233       1,398,052       1,283,131
---------------------------------- --------------- --------------- --------------- --------------- ---------------
Income from vessel operations              295,762        194,709          43,815         821,186         292,964
---------------------------------- --------------- --------------- --------------- --------------- ----------------
OTHER ITEMS
Interest expense                           (34,058)       (35,225)        (23,086)       (121,518)        (80,999)
Interest income                              6,490          5,900             989          18,528           3,921
Income tax expense                         (18,747)        (8,066)        (13,315)        (35,048)        (36,501)
Equity income from joint ventures            6,071          2,535           3,217          13,730           6,970
Gain on sale of marketable
    securities                                   -         90,070             375          93,175             517
Write-down of marketable securities              -              -               -               -          (4,910)
Other - net                                (30,962)        (4,591)         (5,413)        (32,613)         (4,598)
---------------------------------- --------------- --------------- --------------- --------------- ---------------
                                           (71,206)        50,623         (37,233)        (63,746)       (115,600)
---------------------------------- --------------- --------------- --------------- --------------- ---------------
Net income                                 224,556        245,332           6,582         757,440         177,364
================================== =============== =============== =============== =============== ===============
Earnings per common share
    -   Basic                                $2.68          $2.94           $0.08           $9.14           $2.22
    -   Diluted *                            $2.50          $2.77           $0.08           $8.63           $2.18
---------------------------------- --------------- --------------- --------------- --------------- ---------------
Weighted-average number of
    common shares outstanding
    -   Basic                           83,760,379     83,317,200      80,714,550      82,829,336      79,986,746
    -   Diluted *                       89,872,611     88,718,531      83,664,352      87,729,037      81,466,294
================================== =============== =============== =============== =============== ===============

*Reflects the effect of outstanding stock options and the $143.75 million mandatory convertible preferred PEPS units, computed using the treasury stock method

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                          SUMMARY CONSOLIDATED BALANCE SHEETS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                      As at December 31,        As at December 31,
                                                                             2004                      2003

ASSETS
Cash and cash equivalents                                                   427,037                   292,284
Other current assets                                                        264,806                   188,249
Restricted cash - current                                                    96,087                         -
Vessels held for sale                                                       129,952                         -
Marketable securities - long-term                                                 -                    95,511
Restricted cash - long-term                                                 352,725                         -
Vessels and equipment                                                     3,278,710                 2,424,204
Advances on newbuilding contracts                                           252,577                   150,656
Other assets                                                                254,745                   187,798
Intangible assets                                                           277,511                   118,588
Goodwill                                                                    169,590                   130,754
------------------------------------------------------------------ ------------------------- -------------------------
Total Assets                                                              5,503,740                 3,588,044
================================================================== ========================= =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities                                    206,022                   171,411
Current portion of long-term debt                                           208,387                   103,221
Long-term debt                                                            2,536,158                 1,533,537
Other long-term liabilities                                                 301,091                   112,726
Minority interest                                                            14,724                    15,322
Stockholders' equity                                                      2,237,358                 1,651,827
------------------------------------------------------------------ ------------------------- -------------------------
Total Liabilities and Stockholders' Equity                                5,503,740                 3,588,044
================================================================== ========================= =========================

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                     SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------------
                                                                                        Years Ended
                                                                                        December 31,
                                                                               2004                      2003

Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
-------------------------------------------------------------------- ------------------------- -------------------------
Net operating cash flow                                                       814,704                   455,575
-------------------------------------------------------------------- ------------------------- -------------------------

FINANCING ACTIVITIES
Net proceeds from long-term debt                                            1,621,221                 1,980,828
Scheduled repayments of long-term debt                                       (216,423)                  (62,585)
Prepayments of long-term debt                                              (1,731,223)               (1,466,815)
Other                                                                         (43,978)                   (4,591)
-------------------------------------------------------------------- ------------------------- -------------------------
Net financing cash flow                                                      (370,403)                  446,837
-------------------------------------------------------------------- ------------------------- -------------------------

INVESTING ACTIVITIES
Expenditures for vessels and equipment                                       (548,587)                 (372,433)
Expenditures for the purchase of Naviera F. Tapias S.A.                      (286,993)                        -
Expenditures for the purchase of Navion AS                                          -                  (704,734)
Proceeds from sale of vessels and equipment                                   440,556                   242,111
Proceeds from sale of available-for-sale securities                           135,357                     9,642
Other                                                                         (49,881)                  (69,339)
-------------------------------------------------------------------- ------------------------- -------------------------
Net investing cash flow                                                      (309,548)                 (894,753)
-------------------------------------------------------------------- ------------------------- -------------------------

Increase in cash and cash equivalents                                         134,753                     7,659
Cash and cash equivalents, beginning of the period                            292,284                   284,625
-------------------------------------------------------------------- ------------------------- -------------------------
Cash and cash equivalents, end of the period                                  427,037                   292,284
==================================================================== ========================= =========================

--------------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                          APPENDIX A - SUPPLEMENTAL INFORMATION
                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                         Three Months Ended December 31, 2004
                                                                     (unaudited)

                                      Spot Tanker          Fixed-Rate Tanker        Fixed-Rate
                                        Segment                 Segment             LNG Segment            Total
------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues                     366,786                  171,419               18,011             556,216
Vessel operating expenses                22,731                   32,117                2,765              57,613
Time-charter hire expense                71,851                   49,192                    -             121,043
Depreciation and amortization            19,795                   33,114                5,327              58,236
General and administrative               31,692                   14,618                1,941              48,251
Gain on sale of vessels                 (21,227)                  (3,462)                   -             (24,689)
------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations           241,944                   45,840                7,978             295,762
=============================== ======================== ===================== ==================== ===================

                                                        Three Months Ended September 30, 2004
                                                                     (unaudited)

                                      Spot Tanker          Fixed-Rate Tanker        Fixed-Rate
                                        Segment                 Segment             LNG Segment            Total
------------------------------- ------------------------ --------------------- -------------------- -------------------
Net voyage revenues                     237,843                  159,033               17,270             414,146
Vessel operating expenses                23,457                   31,635                3,107              58,199
Time-charter hire expense                71,346                   49,552                   -              120,898
Depreciation and amortization            24,913                   34,739                5,150              64,802
General and administrative               13,580                   14,212                1,258              29,050
Gain on sale of vessels                 (49,821)                  (3,691)                   -             (53,512)
------------------------------- ------------------------ --------------------- -------------------- -------------------
Income from vessel operations           154,368                   32,586                7,755             194,709
=============================== ======================== ===================== ==================== ===================

                                                         Three Months Ended December 31, 2003
                                                                     (unaudited)

                                      Spot Tanker          Fixed-Rate Tanker        Fixed-Rate
                                        Segment                 Segment             LNG Segment            Total
------------------------------- ------------------------ --------------------- ----------------------- ----------------
Net voyage revenues                     192,922                  147,677                    -             340,599
Vessel operating expenses                30,440                   26,799                    -              57,239
Time-charter hire expense                54,493                   47,781                    -             102,274
Depreciation and amortization            24,703                   27,744                    -              52,447
General and administrative               14,267                   12,095                    -              26,362
Vessel write-downs/(gain) loss
    on sale of vessels                   54,048                        -                    -              54,048
Restructuring charge                      4,032                      382                    -               4,414
------------------------------- ------------------------ --------------------- ----------------------- ----------------
Income from vessel operations            10,939                   32,876                    -              43,815
=============================== ======================== ===================== ==================== ===================

-----------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                     APPENDIX A - SUPPLEMENTAL INFORMATION CONTINUED
                                             (in thousands of U.S. dollars)
--------------------------------------------------------------------------------------------------------------------------

                                                             Year Ended December 31, 2004

                                      Spot Tanker          Fixed-Rate Tanker        Fixed-Rate
                                        Segment                 Segment             LNG Segment            Total
------------------------------- ------------------------ --------------------- ----------------------- ----------------
Net voyage revenues                   1,095,675                 648,003                43,165           1,786,843
Vessel operating expenses                93,394                 117,586                 7,509             218,489
Time-charter hire expense               263,122                 194,058                     -             457,180
Depreciation and amortization            95,570                 129,074                12,854             237,498
General and administrative               70,371                  56,431                 3,940             130,742
Gain on sale of vessels                 (72,101)                 (7,153)                    -             (79,254)
Restructuring charge                      1,002                       -                     -               1,002
------------------------------- ------------------------ --------------------- ----------------------- ----------------
Income from vessel operations           644,317                 158,007                18,862             821,186
=============================== ======================== ===================== ==================== ===================

                                                             Year Ended December 31, 2003

                                      Spot Tanker          Fixed-Rate Tanker        Fixed-Rate
                                        Segment                 Segment             LNG Segment            Total
------------------------------- ------------------------ --------------------- ----------------------- ----------------
Net voyage revenues                     739,046                 442,393                     -           1,181,439
Vessel operating expenses               126,261                  84,435                     -             210,696
Time-charter hire expense               168,344                 136,279                     -             304,623
Depreciation and amortization           106,374                  84,863                     -             191,237
General and administrative               53,338                  31,809                     -              85,147
Vessel write-downs/(gain) loss
    on sale of vessels                   90,326                      63                     -              90,389
Restructuring charge                      4,382                   2,001                     -               6,383
------------------------------- ------------------------ --------------------- ----------------------- ----------------
Income from vessel operations           190,021                 102,943                     -             292,964
=============================== ======================== ===================== ==================== ===================

TEEKAY SHIPPING CORPORATION

APPENDIX B – SPECIFIC ITEMS AFFECTING NET INCOME(in
thousands of U.S. dollars)

Set forth below are some of the significant items of income and expense that affected the Company’s net income for 2003 and 2004 and for the fourth quarter of each such year, all of which items are typically excluded by securities analysts in their published estimates of the Company’s financial results:

-----------------------------------------------------------------------------------------------------------------
                                                                       Three Months Ended           Year Ended
                                                                          December 31,             December 31,
                                                                             2004                     2004
                                                                         (unaudited)
-------------------------------------------------------------------- --------------------- ----------------------
Gain on sale of vessels                                                        24,689                79,254
Gain on sale of marketable securities                                               -                93,175
Unrealized foreign currency translation loss (1)                              (33,290)              (44,042)
Deferred income tax on unrealized foreign exchange gains (2)                  (15,160)              (14,165)
Realized losses from Forward Freight Agreements (3)                           (13,836)              (21,749)
Additional contribution to Company's performance-based bonus plan             (12,500)              (12,500)
Restructuring charge and write-down of other assets                            (1,245)               (3,543)
-------------------------------------------------------------------- --------------------- ----------------------
   Total                                                                      (51,342)               76,430
==================================================================== ===================== ======================

                                                                       Three Months Ended           Year Ended
                                                                          December 31,             December 31,
                                                                             2003                     2003
                                                                         (unaudited)
-------------------------------------------------------------------- --------------------- ----------------------
Vessel write-downs and losses on sale of vessels (4)                          (54,048)              (90,389)
Deferred income tax on unrealized foreign exchange gains (2)                   (6,530)               (9,535)
Restructuring charge and write-down of other assets (5)                        (6,157)               (8,126)
Loss on bond repurchase (8.32% Notes due 2006)                                 (5,385)               (5,385)
Write-down of marketable securities                                                 -                (4,910)
-------------------------------------------------------------------- --------------------- ----------------------
   Total                                                                      (72,120)             (118,345)
==================================================================== ===================== ======================
(1)	Unrealized foreign currency translation losses relating to the Company’s Euro-denominated debt and deferred tax liability denominated in Norwegian Kroner.

(2)	Deferred income tax expense relating to unrealized foreign exchange gains on intercompany debt.

(3)	Represents cash payments to settle Forward Freight Agreements that are designated as hedges.

(4)	In the fourth quarter of 2003, the Company took a $56.8 million non-cash write-down in the carrying value of certain of its vessels due to the International Maritime Organization (IMO) regulations that require an early phase-out of single-hull tankers.

(5)	Primarily related to costs associated with closure of the Company’s offices in Oslo, Norway and Melbourne, Australia and severance costs relating to the termination of seafarers.

      FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the Company’s future capital expenditure commitments and the financing requirements for such commitments; proceeds and gain in the first quarter of 2005 relating to the sale of vessels; and the initial public offering of common units of Teekay LNG Partners L.P. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; the Company’s future capital expenditure requirements; the potential inability to complete the initial public offering of Teekay LNG Partners L.P. as expected; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2003, and in the Registration Statement of Teekay LNG Partners L.P. on Form F-1. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

------------------------------------------------------------------------------------------------------------------------
                                              TEEKAY SHIPPING CORPORATION
                                     RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
                                            (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------

                                                            Three Months Ended December 31, 2004
                                                                        (unaudited)

                                         Spot Tanker       Fixed-Rate Tanker        Fixed-Rate
                                           Segment              Segment             LNG Segment        Total
---------------------------------- --------------------- ------------------- ------------------ ------------------
Income from vessel operations              241,944              45,840                7,978           295,762
Depreciation and amortization               19,795              33,114                5,327            58,236
(Gain) loss on sale of vessels             (21,227)             (3,462)                   -           (24,689)
---------------------------------- --------------------- ------------------- ------------------ ------------------
Cash flow from vessel operations (1)       240,512              75,492               13,305           329,309
================================== ===================== =================== ================== ==================

                                                            Three Months Ended December 31, 2003
                                                                        (unaudited)

                                         Spot Tanker       Fixed-Rate Tanker      Fixed-Rate
                                           Segment              Segment           LNG Segment          Total
---------------------------------- --------------------- ------------------- ------------------ ------------------
Income from vessel operations               10,939              32,876                    -            43,815
Depreciation and amortization               24,703              27,744                    -            52,447
Vessel write-downs/(gain) loss
     on sale of vessels                     54,048                   -                    -            54,048
---------------------------------- --------------------- ------------------- ------------------ ------------------
Cash flow from vessel operations (1)        89,690              60,620                    -           150,310
================================== ===================== =================== ================== ==================
                                                                Year Ended December 31, 2004

                                         Spot Tanker       Fixed-Rate Tanker      Fixed-Rate
                                           Segment              Segment           LNG Segment          Total
---------------------------------- --------------------- ------------------- ------------------ ------------------
Income from vessel operations              644,317             158,007               18,862           821,186
Depreciation and amortization               95,570             129,074               12,854           237,498
Gain on sale of vessels                    (72,101)             (7,153)                   -           (79,254)
---------------------------------- --------------------- ------------------- ------------------ ------------------
Cash flow from vessel operations (1)       667,786             279,928               31,716           979,430
================================== ===================== =================== ================== ==================
                                                                Year Ended December 31, 2003

                                         Spot Tanker       Fixed-Rate Tanker      Fixed-Rate
                                           Segment              Segment           LNG Segment          Total
----------------------------------- ------------------- ------------------- ------------------- ------------------
Income from vessel operations              190,021             102,943                    -           292,964
Depreciation and amortization              106,374              84,863                    -           191,237
Vessel write-downs/(gain) loss
     on sale of vessels                     90,326                  63                    -            90,389
----------------------------------- ------------------- ------------------- ------------------- ------------------
Cash flow from vessel operations (1)       386,721             187,869                    -           574,590
================================== ===================== =================== ================== ==================
(1)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-down/gain (loss) on sale of vessels. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

------------------------------------------------------------------------------------------------------------------
                                               TEEKAY SHIPPING CORPORATION
                                 RECONCILIATION OF NON-GAAP FINANCIAL MEASURES CONTINUED

                                             (in thousands of U.S. dollars)
------------------------------------------------------------------------------------------------------------------
                                                            Three Months Ended December 31, 2004
                                                                        (unaudited)

                                         Spot Tanker       Fixed-Rate Tanker       Fixed-Rate
                                           Segment              Segment            LNG Segment          Total
---------------------------------- --------------------- ------------------- ------------------ ------------------
Voyage revenues                            456,289              195,202             18,062              669,553
Voyage expenses                            (89,503)             (23,783)               (51)            (113,337)
---------------------------------- --------------------- ------------------- ------------------ ------------------
Net voyage revenues (2)                    366,786              171,419             18,011              556,216
================================== ===================== =================== ================== ==================

                                                           Three Months Ended September 30, 2004
                                                                        (unaudited)

                                         Spot Tanker       Fixed-Rate Tanker      Fixed-Rate
                                           Segment              Segment           LNG Segment           Total
---------------------------------- --------------------- ------------------- ------------------ ------------------
Voyage revenues                            326,287              177,000             17,325              520,612
Voyage expenses                             88,444               17,967                 55              106,466
---------------------------------- --------------------- ------------------- ------------------ ------------------
Net voyage revenues (2)                    237,843              159,033             17,270              414,146
================================== ===================== =================== ================== ==================

                                                            Three Months Ended December 31, 2003
                                                                        (unaudited)

                                         Spot Tanker       Fixed-Rate Tanker      Fixed-Rate
                                           Segment              Segment           LNG Segment           Total
---------------------------------- --------------------- ------------------- ------------------ ------------------
Voyage revenues                            284,581              166,467                  -              451,048
Voyage expenses                            (91,659)             (18,790)                 -             (110,449)
---------------------------------- --------------------- ------------------- ------------------ ------------------
Net voyage revenues (2)                    192,922              147,677                  -              340,599
================================== ===================== =================== ================== ==================

                                                                Year Ended December 31, 2004

                                         Spot Tanker       Fixed-Rate Tanker      Fixed-Rate
                                           Segment              Segment           LNG Segment           Total
---------------------------------- --------------------- ------------------- ------------------ ------------------
Voyage revenues                          1,450,791              725,061             43,386            2,219,238
Voyage expenses                           (355,116)             (77,058)              (221)            (432,395)
---------------------------------- --------------------- ------------------- ------------------ ------------------
Net voyage revenues (2)                  1,095,675              648,003             43,165            1,786,843
================================== ===================== =================== ================== ==================

                                                                Year Ended December 31, 2003

                                         Spot Tanker       Fixed-Rate Tanker      Fixed-Rate
                                           Segment              Segment           LNG Segment           Total
---------------------------------- --------------------- ------------------- ------------------ ------------------
Voyage revenues                          1,081,974              494,121                  -            1,576,095
Voyage expenses                           (342,928)             (51,728)                 -             (394,656)
---------------------------------- --------------------- ------------------- ------------------ ------------------
Net voyage revenues (2)                    739,046              442,393                  -            1,181,439
================================== ===================== =================== ================== ==================
(2)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to voyage revenues or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.